Purchase and Sale Agreement

     This Purchase and Sale Agreement is entered into this 11th day of November, 1997 between E-Z Serve Convenience Stores, Inc., a Delaware corporation (Seller), whose address is 2550 North Loop West, Suite 600, Houston, Texas
77092, and FFP Partners, L.P., a Delaware limited partnership (Buyer), whose address is 2801 Glenda Avenue, Fort Worth, Texas 76117-4391.

                                     Recital

     Seller operates one hundred and four (104) convenience stores at locations listed on Exhibit "A," attached hereto. (The locations are referred to herein collectively as "Locations," or individually as "Location.") Seller desires to sell, and Buyer desires to purchase Seller's fee simple interest in, leasehold interest in, and equipment, motor vehicle fuel and merchandise inventory at, the Locations. Accordingly, the parties agree as follows:

     1. Assignment and Sale. Effective as of the date of Closing, as provided herein, Seller (i) agrees to assign and Buyer agrees to take the assignment of the leases for the Locations, (ii) Seller agrees to sell and Buyer agrees to purchase Seller's fee simple interest in the Locations owned by Seller in fee, and (iii) Seller agrees to sell, and Buyer agrees to purchase all equipment owned by Seller at the Locations, together with all motor vehicle fuel, merchandise inventory and supplies as provided herein.

     2. Escrow Deposit. Upon execution of this agreement by both Buyer and Seller, Buyer will deposit with Seller the sum of five-hundred-thousand dollars ($500,000.00). Said deposit will be held in escrow by Seller and shall be credited toward payment of the purchase price as provided herein.

     3. Purchase Price and Payment. Buyer shall pay, at Closing, as provided below, the sum of eight-million three-hundred-fifty-thousand dollars ($8,350,000.00) (identified herein as the Purchase Price), plus the value of merchandise inventory and deli inventory and the "cost to Seller" of the motor vehicle fuel inventory at each of the respective Locations. The value of the merchandise inventory for purposes of this Agreement is sixty-eight and one-quarter percent (68.25%) of the retail price posted thereon, the value of deli inventory and related supplies (such as cups, ice, sacks and other packaging materials) is Seller's cost of such items, provided however, that merchandise or deli inventory or supplies which are shopworn or beyond the manufacturer's date for sale shall be excluded from the items being sold hereunder. The "cost to Seller" of motor vehicle fuel inventory at each respective Location will be determined by grade and is the volume of each grade of motor fuel at each location multiplied by the price per gallon for such grade posted on the date of Closing by the last supplier of fuel to each respective Location prior to the date of closing, plus transportation, taxes, and related fees (i.e., the "laid-in cost") for delivering said motor vehicle fuel to the respective Location. The Purchase Price shall be prorated for each of the Locations being sold hereunder as provided on Schedule "A," attached hereto, and shall be payable at the rate indicated on Schedule "A" at the Closing of each Location. Payment for merchandise inventory and motor vehicle fuel shall likewise be made at the Closing of each location. The Escrow Deposit held by Seller shall be credited against the amount due and owing for the last of the Locations to be closed hereunder. Terms of payment shall be cash, in good funds, at Closing.

     4. Closing. Closing shall be on a location by location basis beginning no later than December 1, 1997, and the parties hereto will use their best efforts to complete the Closing for all locations no later than December 19, 1997, in accordance with the schedule to be determined by the parties hereto and which will be attached hereto as Schedule "B," provided however, that the Closing for any Locations that are not completed by December 19, 1997, will be completed as soon thereafter as is practical. A physical count of merchandise inventory, which shall be the basis for the value of the merchandise inventory being purchased and sold for purposes of this Agreement, shall be taken by an independent third party inventory firm at each respective Location on the date of Closing. A physical measurement of the motor vehicle fuel inventory, which shall be the basis for the valuation of such inventory at each respective Location, shall be taken on the date of Closing in the presence of a representative of each party hereto. Upon acceptance of the merchandise and motor vehicle fuel inventory count by each party hereto, and payment as provided above, Closing shall be deemed to have occurred with respect to that particular Location, and possession of the Location shall pass from Seller to Buyer. Notwithstanding anything herein to the contrary, Buyer may elect to postpone Closing on any Location at which landlord approval is required for assignment of the lease agreement respecting that Location, and said approval has not been obtained by the date of Closing.

     5. Title. Seller shall convey title to those Locations owned by Seller in fee free and clear of all encumbrances except easements of record, taxes accrued but not yet payable, and standard exceptions contained on the printed form of an Owner's Title Insurance Policy. The foregoing, along with such other encumbrances as Buyer may accept shall be Permitted Exceptions.

     6. Title Commitment and Policy. Seller will furnish Buyer with copies of any Title Insurance Policies and Surveys covering Locations held in fee by Seller. Buyer may, at its own cost and expense, obtain an Owner's Title Insurance Policy and/or Survey. Buyer shall have ten (10) days from the date of receipt of title policy commitments to object to any matter involving title to any Location. Should Buyer fail to object to any such matter, Buyer shall be deemed to have accepted same and it will become a Permitted Exception. Seller may, within ten (10) days after receipt of objections by Buyer to any matter involving title to a Location, have items to which Buyer validly objects cured or removed, but Seller shall not be required to do so. In the event Seller fails to cure any matter to which Buyer validly objects, Buyer may elect to cancel and terminate this Agreement with respect to that particular Location and the Purchase Price shall be reduced by the amount set forth on Schedule "A" for such location.

     7. Licenses. Seller will cooperate with Buyer in transferring any business licenses or permits which are transferable with respect to the business being conducted at the Locations.

     8. Items to be Furnished by Seller. Upon execution of this Agreement Seller will provide Buyer with the following:

     a. Copies of the real estate and equipment leases and all addendums thereto for the Locations.

     b. A list of all licenses and operating permits for the Locations.

     c. Copies of pest control, security, and waste management contracts for the Locations, or in lieu thereof, a schedule of payments made pursuant to each such contract.

     d. Copies of all contracts and agreements related to pay telephones, fountain beverage machines, vacuum and tire inflation equipment, and any other equipment for the Locations.

     e. Copies of any franchise agreements for fast food and other services at the Locations.

     f. Lists of Seller owned equipment and leasehold improvements at the Locations.

     g. Lists of vendor owned equipment at the Locations.

     h. Copies of any other material agreements or contacts affecting the Locations.

     The information delivered pursuant to items c, d, e, f, and g above, is intended to substantially approximate the universe of contractual arrangements and type and ownership of equipment, and is not warranted to be a definitive list of every contractual arrangement or item of equipment but is warranted to include all material agreements or contacts affecting the Locations. At Closing Seller will furnish assignment documents for the leased Locations, a general warranty deed for each fee Location, and Closing statements for each of the Locations.

     9. Buyer's Inspection.

     a. Seller hereby grants to Buyer and its employees and representatives the right to enter upon the Locations and make, or cause to be made, at Buyer's expense, such surveys, investigations, engineering tests, or any other tests it may desire; provided however, any such surveys, investigations or tests shall not unreasonably disrupt, hinder, or interfere with the leasehold rights of or continuous orderly operation of any of the business being conducted at the
Locations. Buyer shall defend Seller against, and indemnify and hold Seller harmless from the conditions of being liable, and ultimate liability, for any mechanics' or materialman's claims of liens, by whomsoever made, or injury to persons including death, caused by entry by Buyer or any of its employees or representatives onto the Locations, or the performance of the surveys, investigations, and tests provided for herein. Buyer shall undertake any action necessary to release or discharge any such claims of liens made or filed against Seller or the Locations.

     b. Seller agrees to permit Buyer and its employees and representatives access to books and records relating to the Locations and to provide reasonable assistance to Buyer and its employees and representatives in the extraction and preparation of financial information relating to the Locations that may be required in order for Buyer to fulfill any regulatory reporting requirements.

     10. Environmental Matters.

     (a) Seller warrants that its operations have been conducted in a manner so as to maintain eligibility for participation in the any governmental program established for remediation of hydrocarbon contamination at each respective Location. Seller will make all records pertaining to the motor fuel operation and compliance with environmental rules and regulations at the Locations available to Buyer. Schedules "C" and "C-1," attached hereto, list the (i) Locations which are presently undergoing remediation, (ii) Locations which have been granted "no further action" status by applicable authorities, (iii) Locations at which no hydrocarbon contamination has been detected, and (iv) Locations which have not been tested for hydrocarbon contamination. Seller will conduct testing at all Locations listed under category (iv), above, and will use its best efforts to complete such testing prior to the Closing for each such Location. However, if such testing is not completed prior to the Closing for each respective location, Seller will complete the testing as soon thereafter as is practical. And in any event, those Locations which require remediation of hydrocarbon contamination will be added to Seller's ECA Contract, as defined below, and Seller will be responsible for the initial "deductible" for remediation work which is not reimbursed by the applicable governmental trust fund.

     (b) Seller has entered into a contract for remediation of hydrocarbon contamination with Environmental Corporation of America, Inc. (the "ECA Contract"), a copy of which is attached as Schedule "D," hereto. Seller will assign the ECA Contract to Buyer, insofar as it applies to the Locations, and Buyer will assume the responsibility for completion of remediation as the owner or operator of the Locations, and pursuant to the terms of the ECA Contract.

     11. Specific Performance. It is understood that the Locations being transferred hereunder constitute an operating unit to Seller. It is therefore of critical importance to Seller that all of the Locations be transferred as provided herein. If for any reason other than (i) a breach of this Agreement by Seller, or (ii) refusal of the landlord to grant permission to a lease assignment, where such is required by the lease, or (iii) termination as to a particular Location under Section 6 hereof, Buyer refuses to accept the transfer of any of the Locations, Seller may, at its option, proceed with enforcing specific performance of this Agreement together with reimbursement for all additional expenses and fees caused by Buyer's failure to proceed.

     12. Purchase Options for Specific Locations. On or before the first Closing date as set forth on Schedule "B" for any Location, Seller agrees to exercise binding options as provided in the lease agreement to purchase in fee the Locations referred to on Exhibit "A" as Store No. 3019, 3021, 3628, 3629, 3630, and 3631 for one-hundred-thousand dollars ($100,000.00) each. Buyer will pay Seller six-hundred-thousand dollars ($600,000.00) at the closing of the purchase in fee and said payment will be in addition to the Purchase Price. In the interim between the regularly scheduled Closing of this Agreement and the closing of the fee purchase, Buyer will operate the aforementioned six (6) locations under a management agreement which is mutually acceptable to Seller and Buyer.

     13. Condition of Equipment. All equipment and leasehold improvements owned by Seller and being transferred hereunder are used, and transferred "AS IS." Seller makes no warranties whatsoever, except warranty of title, and that said equipment and improvements are in reasonable operating condition and working order at the time of Closing.

     14. Vendor Owned Equipment. It is understood that certain equipment at the Locations may be supplied by various vendors as a result of doing business with Seller. Seller makes no warranty that the vendors will permit such equipment to remain, and Buyer understands that it will be Buyer's responsibility to negotiate such ongoing arrangements as it may desire. Buyer agrees to honor all remaining commitments of Seller for pest control, security, and waste removal services furnished to the Locations. Buyer will further assume contractual arrangements for pay telephones, fountain beverage machines, vacuum and tire inflation equipment, and franchise agreements for fast food and other services, and/or arrangements relating to the Locations.

     15. Arrangements with Petroleum Vendors. Buyer will assume Seller's arrangements with the CITGO Oil Company for supplying motor vehicle fuel to certain of the Locations, copies of which are attached as Schedule "E," hereto. It is understood that Buyer will be required to make arrangements with petroleum vendors for continuation of motor vehicle fuel deliveries to all other Locations.

     16. Intellectual Property.

     a. The sales and transfers covered by this Agreement specifically exclude trade names, trademarks, trade dress, and other intellectual property of Seller. All sign faces, drink cups, and other merchandise bearing a Seller trademark or copyright shall be removed by Seller and not be a part of this transaction. All computer software at the Locations which is not covered by an assignable license shall not be included herein and shall not be transferred hereunder. Buyer warrants that it will not in any way convey to any person that it is doing business as, or is affiliated with, Seller.

     b. All computer hardware, printers, and computer software which is covered by an assignable license are included under this Agreement and Seller will take such steps as are necessary to assign the licenses to such software to Buyer.

     17. Employees of Seller. Employees at each of the Locations shall be terminated by Seller as of the respective date of Closing. Buyer will make reasonable efforts, but is under no obligation, to employ those persons in connection with its continuation of the convenience store businesses.

     18. Indemnification. Buyer agrees to defend, indemnify, and hold Seller harmless from all claims, judgments, expenses, and fees in any way connected with the Locations subsequent to the Closing of the sale of the respective Locations, and Buyer's breach of any terms or conditions of this agreement. The indemnification includes, without limitation thereto, leasehold matters. Seller agrees to defend, indemnify, and hold Buyer harmless from all claims, judgments, expenses, and fees in any way connected with the Locations that arise from or are in connection with events occurring or conditions existing prior to the Closing of the sale of the respective Locations, and Seller's breach of any terms or conditions of this agreement.

     19. Assignment. This Agreement may be assigned by Buyer provided said assignee agrees in writing in a form and content reasonably satisfactory to Seller to be bound by all of the terms and conditions hereof and further provided that, notwithstanding anything to the contrary, said assignment will not relieve Buyer from the obligations assumed by it under this Agreement.

     20. Bulk Sales Waiver. The parties hereto agree to waive compliance by Seller with Bulk Sales statutes applicable to the transactions outlined herein, provided that Seller agrees to defend, hold harmless and indemnify Buyer against any claims, judgments, expenses and fees in any way connected with the failure by Seller to comply with said Bulk Sales statutes.

     21. Rents and Taxes. All rents, ad-valorem taxes, and special assessments in the nature of taxes which are payable by the lessee under the leases to be assigned hereunder, shall be pro-rated as of the date of Closing. Ad-valorem taxes and special assessments in the nature of taxes for the fee properties which are being transferred hereunder shall be pro-rated as of the date of Closing. Seller shall receive credit for rents, taxes, and special assessments paid by Seller that are applicable to periods beyond the Closing date. Seller shall reimburse Buyer for any rents, taxes, or special assessments that are applicable to periods prior to the Closing date, but which are not yet due and payable. Tax and special assessment calculations which are not yet due and payable shall be based upon the most recent payments of same.

     22. Notices. All notices and demands herein required shall be in writing. Notice shall be by facsimile, and confirmed by certified United States mail or by overnight courier service, to the parties as follows:

           Seller:           E-Z Serve Convenience Stores, Inc.
                             Attention:  H. E. Lambert
                             2550 North Loop West, Suite 600
                             Houston, Texas
                             77092
                             Facsimile:  703.684.4367

           Buyer:            FFP Partners, L.P.
                             Attention:  President
                             2801 Glenda Avenue
                             Fort Worth, Texas
                             76117-4391
                             Facsimile:  817.838.1871

     23. Entire Agreement. This writing embodies the entire agreement between the parties and supersedes all prior offers and understandings, if any, relating to the Locations, and may be amended or supplemented only by an instrument in writing executed by both parties hereto.

     24. Validity. If any provision of this Agreement, except the provisions relating to Seller's obligation to convey the Locations and Buyer's obligation to pay the purchase price, the invalidity of either of which shall cause this Agreement to be null and void in its entirety, is held to be illegal, invalid, or unenforceable under present and future laws, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

     25. Identical Counterparts. This Agreement may be executed in a number of identical counterparts. If so executed, each of such counterparts is to be deemed an original for all purposes, and all such counterparts shall collectively constitute one Agreement. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart except that any such counterpart must be signed by the party from which relief is sought.

     26. Time of Essence. The obligations and undertakings of the parties hereto shall be performed within the time specified therefor, and failure to perform within such time shall constitute an event of default on the part of the party which fails to perform.

     27. Survival. The representations and warranties of the parties, shall survive the Closing of this Agreement.

     28. Seller's Warranties. Seller warrants that (i) it is not in default of any leases to be assigned hereunder and knows of no circumstances which would give rise to a default, (ii) it will operate the Locations in the normal course of business from the date hereof through the date of Closing, (iii) it has operated the Locations in accordance with all applicable laws and regulations excepting matters which would not have a material adverse affect, (iv) it has full power and authority to enter into this Agreement and to transfer the assets subject to this Agreement free and clear of any liens or encumbrances, (v) all agreements to be assumed by Buyer hereunder have been entered into in the ordinary course of business, and are usual and customary for agreements within the convenience store industry, and (vi) all information regarding the Locations provided to Buyer prior to and after the execution of this Agreement is and will be true and complete and does not or will not omit any information necessary to make the information provided not misleading.

     29. Buyer's Warranties. Buyer warrants that it has full power and authority to enter into this Agreement and to purchase the assets subject to this Agreement.

     30. Offer and Acceptance. Furnishing this document for purposes of review and negotiation does not constitute an offer. Seller specifically reserves the right to withdraw from negotiations at any time prior to the execution of this Agreement by both parties, whether for the purpose of entering into an Agreement with another party on identical or different terms, or withdrawing the Locations from sale. Buyer may similarly withdraw from negotiations at any time prior to the execution of this Agreement by both parties hereto.

     31. Announcements. Buyer and Seller each acknowledge that the other is an affiliate of a company whose equity interests are publicly held and, as such, is under certain restrictions regarding the disclosure of negotiations and/or sale agreements. Buyer and Seller will each maintain strict confidentiality regarding all matters in connection with this Agreement and the negotiation hereof. Buyer and Seller will cooperate with each other regarding such announcements as either may make in connection herewith.

     32. Mutual Cooperation. The parties will cooperate in the preparation and execution of additional documents, or in taking such additional actions as may be necessary, to carry out the intent of this Agreement.

     In witness whereof, the parties hereto have caused their names to be affixed below effective as of the date first written above.

Attest:                              E-Z Serve Convenience Stores, Inc.


/s/Terri L. Stromatt                 By: /s/H. E. Lambert
Asst. Secretary                          H.E. Lambert
                                         Printed name
                                         V.P.
                                         Title


                                     FFP Partners, L.P.

Attest:                              By:  FFP Partners Management Company, Inc.
                                          General Partner


/s/Steven B. Hawkins                      By: /s/John H. Harvison
Steven B. Hawkins                             John H. Harvison
Secretary                                     Chairman of the Board